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                             September 16, 2020

       Bryant B. Edwards
       Chief Executive Officer
       Global SPAC Partners Co.
       2093 Philadelphia Pike #1968
       Claymont, DE 19703

                                                        Re: Global SPAC
Partners Co.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted August
25, 2020
                                                            CIK No. 0001821169

       Dear Mr. Edwards:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1

       Cover Page

   1. Please limit the prospectus cover page to one page, as required by Item 501(b) of
                                                        Regulation S-K.
       The Offering, page 7

   2. Please disclose whether you plan to list your Class A ordinary shares on Nasdaq following the business
combination.
 Bryant B. Edwards
Global SPAC Partners Co.
September 16, 2020
Page 2


       You may contact Paul Cline at 202-551-3851 or Wilson Lee at 202-551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact
Stacie Gorman at 202-551-3585 or Brigitte Lippmann at 202-551-3713 with any other questions.



                                                         Sincerely,
FirstName LastNameBryant B. Edwards
                                                         Division of
Corporation Finance
Comapany NameGlobal SPAC Partners Co.
                                                         Office of Real Estate
& Construction
September 16, 2020 Page 2
cc:       Stuart Neuhauser, Esq.
FirstName LastName